EXHIBIT H

                       SECURITIES AND EXCHANGE COMMISSION
                              Release No. ________
                                December 6, 2000

         Notice is hereby given that the following has been made with the Commission pursuant to provisions of the Public Utility Holding Company Act of 1935, as amended (the "Act") and rules promulgated thereunder. All interested persons are referred to the Application-Declaration for a complete statement of the proposed transactions summarized below. The Application-Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference.

         Interested persons wishing to comment or request a hearing on the Application-Declaration should submit their views in writing by ___________________, 2000 to the Secretary, U.S. Securities and Exchange Commission, Washington, D.C. 20549, and serve Applicants- Declarants at the addresses specified therein. Proof of service (by affidavit or, in the case of an attorney-at-law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the Application-Declaration, as filed or amended, may be granted and/or permitted to become effective.

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I.       SUMMARY

         Mobile Energy Services Company, L.L.C. ("Mobile Energy"), Mobile Energy Service Holdings, Inc. ("Holdings"), both of 900 Ashwood Parkway, Suite 500, Atlanta, Georgia 30338 (collectively "Debtors"), and the Southern Company ("Southern"), 270 Peachtree Street, N.W., Atlanta, Georgia 30303, a holding company registered pursuant to the Public Utility Holding Company Act of 1935, as amended (the "Act") (the three of which are the "Applicants") filed an Application-Declaration (the "Filing") on October 13, 2000. The Filing relies upon sections 6, 7, 11 and 12 of the Act and inter alia Rules 23 and 64.

         The Filing includes an amended plan of reorganization and disclosure statement for Debtors and Exhibits thereto (the "Plan"), which were filed on September 15, 2000 with the United States Bankruptcy Court for the Southern District of Alabama (the "Bankruptcy Court") pursuant to the provisions of Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code"). The Applicants request the Commission to issue such authorization necessary to (i) approve the Plan and certain related transactions thereunder, (ii) consummate transactions contemplated in the Plan and described in the Filing, and (iii) as necessary, provide a report on the Plan pursuant to Section 11(g) for use in the proceedings before the Bankruptcy Court.

         In 1998, Mobile Energy's largest customer (i.e., Kimberly-Clark Tissue Company ("KCTC")) announced that it would cease operations at its pulp mill. The cessation of KCTC's pulp mill operations meant that Mobile Energy would experience significantly decreased sales revenues; the loss of the source of an important, relatively expensive and previously plentiful fuel; and increased per unit costs of generating power. The cessation of the KCTC purchases also would idle facilities representing significant capital investments.

         In response to these circumstances, Mobile Energy and Holdings filed voluntary petitions in the Bankruptcy Court for protection under Chapter 11 of the Bankruptcy Code on January 14, 1999 (the "Petition Date"). The Debtors filed their initial Joint Plan of Reorganization with the Bankruptcy Court on August 4, 2000. The Plan will be subject to comment by interested parties, including creditors, in the course of the Bankruptcy Court review. The proponents of the Plan include a Bondholder Steering Committee which represents more than 70% of the current outstanding bondholders of the Debtors. The Bondholder Steering Committee includes indenture trustees representing all of the bondholders.

         The Plan pending before the Bankruptcy Court would be the subject of solicitation and requests for authorization to implement the Plan. The Plan incorporates a number of ancillary transactions detailed in the Filing. The Commission may issue a report on the Plan pursuant to Section 11(g) of the Act.

         The purposes of the transactions described in the Plan are to (1) permit Mobile Energy and Holdings to reorganize and emerge from bankruptcy; (2) maximize the recovery of Mobile Energy's bondholders on their capital investment; (3) eliminate the direct and indirect equity ownership of Southern in Mobile Energy and Holdings; and (4) allow Mobile Energy to operate a qualifying facility under the Public Utility Regulatory Policies Act of 1978 ("PURPA") after the effective date of the Plan, which will cause Mobile Energy and Holdings to no longer be subject to the Act.

         Upon implementation of the Plan, the ownership interests of Southern and its affiliates in the Debtors will terminate. Applicants contend that Southern's disaffiliation in the Debtors is beneficial to Southern because Southern has written off its investment in the Debtors and it removes a drain on Southern's management's time and attention. Southern and its affiliates will have substantially reduced obligations going forward with respect to Mobile Energy and Holdings.

II.      The Plan

         The Plan proponents believe that the transactions proposed in the Plan will provide the best chance to maximize recoveries to creditors under the very difficult circumstances confronting Debtors. The transactions proposed in the Plan consist of the KCTC Settlement Agreement and the transactions contemplated therein, the development of the Cogen Project, and the development of a new pulp mill capable of producing approximately 800 short tons of pulp per day, all as more fully described below.

a.       KCTC Settlement Agreement

         The settlement agreement between the Debtors and KCTC (the "KCTC Settlement Agreement") encompasses a number of transactions over a period of time. On February 8, 2000, Mobile Energy and KCTC executed (i) a new agreement governing electricity and steam processing services to be supplied by Mobile Energy to KCTC's tissue mill at market prices; and (ii) an agreement that allows Mobile Energy or its assignee to purchase certain portions of KCTC's pulp mill and related assets to be used for a new 800 short ton per day pulp mill. On the closing date, if certain conditions are met, KCTC will pay Mobile Energy approximately $30.12 million and KCTC will transfer certain properties to Mobile Energy, including: real property to accommodate a new transmission substation; real property for a new warehouse; facilities and related real property to receive, unload, handle, store, and deliver to Mobile Energy biomass; and certain other real property and easements, licenses, leasehold interests, rights of way, or other conveyances of interests reasonably necessary to implement the transactions contemplated by the Plan. Mobile Energy in turn will transfer its existing warehouse, No. 6 Power Boiler (including certain ancillary equipment), and either a security interest in an undivided ownership interest in or an undivided ownership interest in certain electrical facilities used to deliver power within the industrial complex, to KCTC.

         If the conditions set forth in the settlement agreement with KCTC are not met, then the transactions to be performed will not take place and any transactions previously performed will be unwound and the parties will be restored to the status quo ante as it existed on January 24, 2000. Two of those conditions are that the Plan be confirmed by December 31, 2000 and is effective by January 31, 2001.

b.       Cogen Project

         The development of the Cogen Project will occur under the MESC Cogeneration Development Agreement dated as of February 9, 2000, between Mobile Energy, Holdings, Southern Energy, Inc. ("SEI"), and Southern Energy Resources Inc. ("Southern Energy Resources"), as amended by Amendment No. 1 dated August 11, 2000 (the "Development Agreement"), as approved by the Bankruptcy Court following hearings. The Development Agreement is an Exhibit to the Filing. The Development Agreement provides, among other things, that: (1) Mobile Energy has an option to purchase from SEI a combustion turbine being manufactured for SEI by General Electric ("GE") to be used to develop the Cogen Project at SEI's cost and pay SEI $2.9 million as an option fee; (2) SEI will assign its rights under a long term services agreement related to that turbine with General Electric International, Inc. to Mobile Energy; (3) Mobile Energy will terminate an Operating Agreement no later than March 31, 2001; (4) Mobile Energy will pay one-half the actual cost of a retention and severance program implemented by Southern Energy Resources for its workers at Mobile Energy's facilities, up to a total of $2 million paid by Mobile Energy; (5) Southern, SEI, Southern Energy Resources, Mobile Energy, Holdings, the indenture trustee and the collateral agent will exchange releases of claims; (6) Southern, SEI, Southern Energy Resources, Mobile Energy and Holdings will provide certain indemnities to each other; and (7) Southern, Southern Energy Resources and SEI will hold a first priority lien on the Debtors' assets and those of any affiliate set up to own the Cogen Project to secure performance of all obligations which may be owed to Southern, Southern Energy Resources and SEI under the Development Agreement.

         The Debtors will use the $30.12 million to be received from KCTC in part for the development of the Cogen Project. The balance of the cost of the Cogen Project will be funded through debt and/or equity financing in addition to the funds otherwise available to the Debtors. That financing must be completed prior to April 2001 to enable Mobile Energy to purchase the combustion turbine from SEI, which purchase is dependent on Mobile Energy's reimbursing SEI for the $28 million cost of the combustion turbine. Arranging that financing in turn depends on having the Plan become effective in early 2001, because negotiating and memorializing the financing instruments against this factual backdrop will involve significant amounts of time.

         The combustion turbine generator that is the subject of the Development Agreement presently is being manufactured by GE. Its delivery to the Mobile facility is not anticipated until approximately April 1, 2001, at which point if the Plan is approved and effective, equity ownership interests of Southern in Holdings will have been extinguished.

c.       The New Pulp Mill

         The Plan contemplates that a new 800 short ton per day pulp mill will be developed at the Mobile facility under a term sheet agreed to by Jubilee Pulp, Inc. ("Jubilee Pulp") and Mobile Energy (the "Term Sheet"). The transactions necessary to develop the new pulp mill include (a) consummation of the KCTC Settlement Agreement; (b) consummation of certain agreements with the Debtors to effect the distribution of the No. 8 Recovery Boiler by Mobile Energy to Holdings and its contribution by Holdings to a new limited liability company; and (c) a new energy services agreement between Mobile Energy and the developer of the New Pulp Mill.

         Pursuant to the settlement with KCTC, KCTC granted Mobile Energy a transferable option to acquire certain assets from KCTC that could be used to develop the new pulp mill. Mobile Energy has agreed to assign this option to Jubilee Pulp, or another successful bidder, and Jubilee Pulp (if it is the successful bidder) has agreed to develop the new pulp mill.

         A recovery boiler (the "No. 8 Recovery Boiler") will be distributed by Mobile Energy to Holdings and then contributed by Holdings to a new limited liability company (the "Pulpco LLC"), whose members will be Holdings and Jubilee Pulp.

         Jubilee Pulp and Mobile Energy also will execute a new agreement under which Mobile Energy will provide electric power processing services, steam processing services and steam conditioning services to Jubilee Pulp.

III.     Treatment of Claims Under the Plan

         Under the Plan, the claims of the general unsecured creditors and the claims of all other creditors, except Southern and its affiliates and the bondholders, will be paid in full.

         First mortgage bonds were issued by Mobile Energy on August 1, 1995, in the original principal amount of $255,210,000 due January 1, 2017 and bearing annual interest at 8.665%. Under the Plan, the first mortgage bonds will be exchanged for new taxable bonds in an aggregate principal amount of $51,535,000, which bear interest at the rate of 10% per annum and will be fully amortized on December 1, 2021. In addition, 7,259,400 shares of new common stock of Holdings will be distributed to the holders of the first mortgage bonds. Each share of new common stock will be entitled to one vote per share.

         Holders of tax-exempt bonds issued to finance the construction of the Number 7 Power Boiler and certain auxiliary systems will receive in exchange new tax-exempt bonds in an aggregate principal amount of $20,035,000 (subject to increase of up to an additional $2,003,500 aggregate principal amount of new tax-exempt bonds if each allowed tax-exempt bondholder receives additional new tax-exempt bonds rather than common stock of Holdings as described below). The new tax-exempt bonds will bear interest at the rate of 8% per annum and will be fully amortized on December 1, 2021. In addition, up to an aggregate of 2,740,600 shares of new common stock will be issued to the tax-exempt bondholders (based on the number of tax-exempt bondholders that elect to receive new common stock). Each share of new common stock will be entitled to one vote per share. Each of the tax-exempt bondholders may elect in lieu of receiving any common stock in Holdings to receive additional new tax-exempt bonds equal to 10% of the new bonds to be received by such holder from the $20,035,000 principal amount of new tax-exempt bonds to be distributed to all such holders.

         Equity ownership interests that Southern has in Holdings prior to the effective date of the Plan will be extinguished upon the effective date of the Plan, meaning that if the Plan and related steps are implemented, Mobile Energy and Holdings will not be regulated under the Act after the Plan's effective date.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.